January 28, 2011

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), and following discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 27, 2011, set forth below are the Company’s responses to the comments of the Staff pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010, October 14, 2010, October 27, 2010, November 12, 2010, January 7, 2011, January 18, 2011 and January 21, 2011 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your comment letter dated January 27, 2011 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 11 to the Registration Statement (the “Amendment”), which contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

1.                                       Comment:  In connection with any request for acceleration of the effective date of this registration statement, please update the last sentence of your response to prior comment 1.

Response:  The Company respectfully submits that, as described in its letter to the Staff on January 21, 2011, the Company currently intends to request acceleration of the effective date of the Registration Statement prior to its audited financial statements for the fiscal year ended January 2, 2011 becoming available and, as a result, does not intend to include such financial statements in the Registration Statement.  The Company is not presently aware of any material information that such financial statements would otherwise reveal.  To comply with the Staff’s comment, the Company will again update the Staff as to whether it has become aware of any such material information in any request for acceleration.

2.                                       Comment:  We remind you of your representation in your letter to us dated July 15, 2010 that you will file a pre-effective amendment reflecting the conversion from Tornier B.V. to Tornier N.V. with sufficient time for resolution of additional comments.  We also remind you of response 5 of your letter to us dated January 7, 2011 which states that the date of exhibit 5.1 will be the effective date of your registration statement; that exhibit should be signed.

Response:  The Company has revised the Registration Statement, including the cover page and Part II thereof, to reflect the Company’s conversion from Tornier B.V. to Tornier N.V., which was effected on January 28, 2011, to comply with the Staff’s comment.  In addition, the Company respectfully confirms that, as discussed with the Staff, the Company will file another pre-effective amendment that includes a fully executed copy of exhibit 5.1, which will be filed and dated the proposed effective date of the Registration Statement.

Our operations involve the use of hazardous materials, page 33

3.                                       Comment:  Please update the disclosure in this risk factor to clarify whether you have received formal authorization.  We note the disclosure that you anticipated “receiving formal authorization before the end of 2010.”

Response:  The Company has revised the Registration Statement on page 34 to comply with the Staff’s comment and disclose that the Company has received formal authorization.

Liquidity and Capital Resources, page 64

Other Liquidity Information, page 66

4.                                       Comment:  We reference the disclosure that you believe your current cash balance and existing available credit lines will be sufficient to fund your working capital requirements and operations in 2010.  Please revise to update your ability to fund your operations through 2011.

Response:  The Company has revised the Registration Statement on page 66 to comply with the Staff’s comment and disclose its belief that the Company’s current cash balance and existing available credit lines will be sufficient to fund its working capital requirements and operations in 2011.

5.                                       Comment:  As a related matter, please also update to disclose the cash required to fund operations for the next 12 months and any material commitments for capital expenditures.  Please refer to the requirements of Item 303(a)(1) and (2) of Regulation S-K.

Response:  Following a review of the Company’s anticipated operating expenses for 2011, the Company believes its current cash balance and existing available credit lines will be sufficient to fund its working capital requirements and operations for the next 12 months.  As discussed with the Staff, the Company does not believe that a specific dollar amount for cash required to fund such operations over the next year would be helpful to investors because any such figure would be prospective and therefore subject to change.  In addition, the Company respectfully advises the Staff that it does not have any new material commitments with respect to planned capital expenditures and does not believe any additional updates are warranted or required at this time.  The Company has revised the Registration Statement on page 66 to clarify these points.

Potential Payment upon a Termination or Change in Control, page 130

6.                                       Comment:  We note your response to prior comment 2.  Please tell us how you determined Mr. Epinette’s gross salary is equal to $360,628 based on the amount of his base salary of $278,171.44 mentioned in item (i) of your response to that comment and the two different amounts of his incentive bonus of $82,456.38 and $30,052.32 mentioned in item (ii) of that response.

Response:  The Company respectfully submits that the $30,052.32 figure mentioned in the response to prior comment 2 refers to Mr. Epinette’s average gross monthly salary, not an incentive bonus amount.  The gross monthly salary figure was obtained by adding Mr. Epinette’s base salary of $278,171.44 and his incentive bonus amount of $82,456.38 and dividing by 12.  We have been advised by French counsel that Mr. Epinette’s annual gross salary should be determined by multiplying his average gross monthly salary by 12.  The $360,628 gross salary amount reflected in the table is therefore equal to $30,052.32 multiplied by 12, though the same $360,628 gross salary amount could be reached by adding together Mr. Epinette’s base salary of $278,171.44 and his incentive bonus amount of $82,456.38.

Exhibit 5.1

7.                                       Comment:  Please expand your response to prior comment 7 to tell us whether investors can obtain certificates for their shares in their name.  If not, please tell us why you believe you need not disclose this information.

Response:  The Company respectfully submits that the Company’s registered ordinary shares will be in book-entry form and will not be certificated. We have been advised by Dutch counsel that Dutch law does not recognize the concept that shareholders can request certificated shares and therefore holders of the Company’s ordinary shares will not receive certificates in their name. Instead, as discussed on page 142 of the Registration Statement, holders will be entitled to trade on NASDAQ in their name and in book-entry form through the Depository Trust Company.  A register of holders of the Company’s ordinary shares will be maintained by American Stock Transfer & Trust Company, LLC in the United States.  The Company has revised the Registration Statement on page 142 to disclose that the Company’s ordinary shares will not be certificated.  The Company does not believe that further disclosure is required in exhibit 5.1 as exhibit 5.1 relates to the validity of the shares being offered, not whether they will be in certificated form.

Exhibit 99.1

8.                                       Comment:  We note your response to prior comment 8. Although exhibit 99.1 appears to consent to the applicable disclosure in the amendment with which it was filed and such disclosure in subsequent amendments, it is unclear whether the consent would cover new disclosure like the disclosure cited in prior comment 8.  Please file an updated consent.

In this regard, please also tell us how you confirmed that the industry and market data included in the prospectus reflects the most recent available information.

Response:  The Company has filed an updated consent as exhibit 99.1 to the Registration Statement to comply with the Staff’s comment.  In addition, the Company respectfully submits that it has not commissioned any other report subsequent to the reports generated by Millennium Research Group, Inc. and referred to in exhibit 99.1.  Accordingly, the Company believes that the industry and market data included in the Registration Statement reflects the most recent information that is available and applicable to the Company warranting disclosure therein.

9.                                       Comment:  The information from the material mentioned in your response to prior comment 8 does not appear to support the disclosure in item (ii) in the last paragraph on page 81 that you represented about 18% of the U.S. shoulder device market in 2008.  Please advise or revise.

Response:  The Company has revised the Registration Statement on page 81 to comply with the Staff’s comment.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.